EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred dividends for the six months ended June 30, 2014 and the five years ended December 31, 2013 were as follows:

	Six Months Ended June 30, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures and gains on consolidation of joint ventures	$158,007	$242,583	$236,378	$217,054	$140,698	$246,723
Gains on sales of real estate	—	—	—	—	2,734	11,760
Amortization of interest capitalized	3,173	5,522	5,278	4,188	2,660	2,498
Distributions from unconsolidated joint ventures	2,205	17,600	20,565	22,451	10,733	6,676
Fixed charges (see below)	261,379	528,116	469,083	449,972	423,224	376,059
Subtract:
Interest capitalized	(32,586)	(68,152)	(44,278)	(48,178)	(40,981)	(48,816)
Preferred distributions of consolidated subsidiaries	(939)	(6,046)	(3,497)	(3,339)	(3,343)	(3,594)
Noncontrolling interest in income of a subsidiary that has not incurred fixed charges	(13,429)	(5,818)	—	—	—	—

Total earnings	$377,810	$713,805	$683,529	$642,148	$535,725	$591,306

Fixed charges:
Interest expensed	$224,531	$447,240	$413,564	$394,131	$378,079	$322,833
Interest capitalized	32,586	68,152	44,278	48,178	40,981	48,816
Portion of rental expense representative of the interest factor	3,323	6,678	7,744	4,324	821	816
Preferred distributions of consolidated subsidiaries	939	6,046	3,497	3,339	3,343	3,594

Total fixed charges	$261,379	$528,116	$469,083	$449,972	$423,224	$376,059

Preferred dividends	5,207	8,057	—	—	—	—

Total combined fixed charges and preferred dividends	$266,586	$536,173	$469,083	$449,972	$423,224	$376,059

Ratio of earnings to fixed charges	1.45	1.35	1.46	1.43	1.27	1.57

Ratio of earnings to combined fixed charges and preferred dividends	1.42	1.33	1.46	1.43	1.27	1.57